[Letterhead of Luxottica Group S.p.A.]

June 23, 2015

BY EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Luxottica Group S.p.A.

Form 20-F for the Year Ended December 31, 2014

Filed April 24, 2015

File No. 001-10421

Dear Mr. James:

In connection with the response letter submitted on the date hereof by Winston & Strawn LLP, outside counsel to Luxottica Group S.p.A., an Italian corporation (the “Company”), to the Staff’s comment letter dated June 10, 2015, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stefano Grassi
Stefano Grassi
Chief Financial Officer

cc: David A. Sakowitz, Esq.